E. Ramey Layne	rlayne@velaw.com
Tel 713.758.4629	Fax 713.751.5396

April 10, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP
Registration Statement on Form S-3
Filed February 20, 2013
File No. 333-186767

Ladies and Gentlemen:

Set forth below is the response of Boardwalk Pipeline Partners, LP and Boardwalk Pipelines, LP (the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2013, with respect to the Registrants’ Registration Statement on Form S-3, File No. 333-186767, filed with the Commission on February 20, 2013 (the “Registration Statement”).

For your convenience, the Registrants’ response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	We note your response to comment 1 in our letter dated March 22, 2013 and your belief that the guidance regarding subsidiary guarantees set forth in Section 2510.5 of the Financial Reporting Manual “is also relevant to a parent guarantor.” We generally object to all situations in which parent guarantees could be released and are especially concerned with Section 14.04(a)(ii) of the indentures. If you intend to continue to exclude the financial statements of the parent guarantor in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your forms of indenture to remove any provisions permitting the release of parent guarantees. Alternatively, please provide us with a specific and comprehensive discussion explaining why you believe the parent guarantees constitute full and unconditional

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission April 10, 2013 Page 2

guarantees notwithstanding these provisions. In doing so, please also address the provisions of Section 11.02 of the indentures, explain how the merger of the parent guarantor into any other subsidiary or guarantor assures that the surviving entity “would succeed by operation of law to the assets and obligations” of the parent guarantor, and address the effects of the “liquidation and dissolution” of the parent guarantor discussed in Section 14.04(a)(i)(B). In your discussion of Section 14.04(a)(i)(A), please also address the effect of the differences in language between the indenture and supplemental indenture.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that we believe that the organizational structure of the Registrants renders the release provisions of the Indenture immaterial to note-holders in the present case. We respectfully direct the Staff’s attention to the organizational chart attached as Annex A, which illustrates that Boardwalk Pipeline Partners, LP (the “Parent Guarantor”), is solely a holding company that holds all of its assets through Boardwalk Pipelines, LP (the “Issuer”). The Parent Guarantor has no assets independent of those held through the Issuer. As a result, the parent guarantee serves no purpose other than to permit the noteholders to rely on the financial statements of the Parent Guarantor as a more detailed substitute for the Issuer’s financial statements. Given these facts, we submit that the Staff should permit the Issuer to continue to rely on Rule 3-10 of Regulation S-X as any separately prepared financials of the Issuer would fail to provide any additional information to the public. Indeed, any Issuer financial statements would differ from those of the Parent Guarantor in that they would omit certain information currently included in the financial statements of the Parent Guarantor; in particular, the condensed consolidating financial statements found in Note 19 to the financial statements filed as part of the Parent Guarantor’s Form 10-K. We further submit that even if the Parent Guarantor did have any assets other than those held through the Issuer, the Issuer’s bondholders could determine the effect of any such holdings on the Parent Guarantor’s guarantee by virtue of the Condensed Consolidating Balance Sheets.

Notwithstanding the foregoing, the Registrants will amend their existing indentures (including the senior indenture contemplated to govern any senior debt securities that would be issued under the Registration Statement) by entering into supplemental indentures and will, if they issue subordinated debt securities, revise their form of subordinated indenture by amendment or supplement concurrently with entry therein. The supplemental indentures and revised form of subordinated indenture will remove all the circumstances under which the parent guarantees can be released.

Securities and Exchange Commission April 10, 2013 Page 3

A supplemental indenture to the Indenture dated as of November 21, 2006 (the “2006 Base Indenture”) will amend Section 12.4 of the 2006 Base Indenture such that it shall read:

“Section 12.4 Release of Guarantor from Guarantee.

(a) [Reserved].

(b) The Trustee shall deliver an appropriate instrument evidencing any release of the Guarantor from the Guarantee upon receipt of a written request of the Issuer accompanied by an Officers’ Certificate and an Opinion of Counsel that the Guarantor is entitled to such release in accordance with the provisions of this Indenture.”

A supplemental indenture to the Indenture dated as of August 21, 2009 (the “2009 Base Indenture”) will amend Section 14.04 of the 2009 Base Indenture such that it shall read:

“Section 14.04 Release of Guarantors from Guarantee.

(a) Notwithstanding any other provisions of this Indenture, the Guarantee of any Guarantor that is a subsidiary of the Partnership (a “Subsidiary Guarantor”) may be released upon the terms and subject to the conditions set forth in Section 11.02(b) and in this Section 14.04. Provided that no Default shall have occurred and shall be continuing under this Indenture, the Guarantee incurred by a Subsidiary Guarantor pursuant to this Article XIV shall be unconditionally released and discharged (i) automatically upon (A) any sale, exchange or transfer, whether by way of merger or otherwise, to any Person that is not an Affiliate of the Partnership, of all of the Issuer’s direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor (provided such sale, exchange or transfer is not prohibited by this Indenture) or (B) the merger of such Subsidiary Guarantor into the Partnership or any other Guarantor or the liquidation and dissolution of such Subsidiary Guarantor (in each case to the extent not prohibited by this Indenture) or (ii) following delivery of a written notice of such release or discharge by the Partnership to the Trustee, upon the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Partnership other than obligations arising under this Indenture and any Debt Securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees.

(b) The Trustee shall deliver an appropriate instrument evidencing any release of a Guarantor from the Guarantee upon receipt of a written request of the Partnership accompanied by an Officers’ Certificate and an Opinion of Counsel to the effect that the Guarantor is entitled to such release in accordance with the provisions of this Indenture. Any Guarantor not so released shall remain liable for the full amount of principal of (and premium, if any) and interest on the Debt Securities entitled to the benefits of the Guarantee as provided in this Indenture, subject to the limitations of Section 14.03.”

Securities and Exchange Commission April 10, 2013 Page 4

While not addressed in the Staff’s comments, we believe the subsidiary guarantor release provisions specified in Section 14.04 are consistent with the customary circumstances specified in Section 2510.5 of the Financial Reporting Manual.

We expect for the supplemental indentures to be executed no later than April 24, 2013. If the Registrants issue subordinated debt securities, they will revise their form of subordinated indenture by amendment or supplement prior to entry therein to be substantively consistent with Section 14.04 outlined above.

Additionally, the Registrants will revise the language on page 44 of the prospectus to reflect the entering into of the supplemental indentures, by deleting the first paragraph on that page, which contemplates the release of parent guarantees.

*    *    *    *    *

Securities and Exchange Commission April 10, 2013 Page 5

Please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 if you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ E. Ramey Layne
E. Ramey Layne

cc:	Jennifer López (Securities and Exchange Commission)
Lilyanna Peyser (Securities and Exchange Commission)
Jennifer Lopez-Molina (Securities and Exchange Commission)
Michael McMahon (Boardwalk Pipeline Partners, LP)
Jamie L. Buskill (Boardwalk Pipeline Partners, LP)
Lauren E. Dean (Vinson & Elkins L.L.P.)

Annex A